

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2014

Via E-mail
Thomas Chen
President and Chief Executive Officer
WeWearables, Inc.
7 Whitford
Irvine, CA 92602

> **Re: WeWearables, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 20, 2014**
> **File No. 333-198615**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2 of our letter dated November 12, 2014. Your response does not address why you believe you have conducted more than nominal operations. In addition, while we recognize your increase in cash, we note that your assets still consist solely of cash. If the increase in cash is the sole significant asset to which you referred in your response letter dated October 29, 2014, we continue to believe that you meet the definition of a shell company. Accordingly, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

Risk Factors, page 9

Risks Related to the Business, page 9

3. Because we have only recently commenced business operations, we face a high risk of business failure, page 10

2. We have reviewed your response to comment 4 of our letter dated November 12, 2014. Your risk factor still contains a reference to internally developed products. Please revise your disclosure accordingly. Additionally, please state in your disclosure that you have no plans to develop such products.

Dilution, page 23

3. We note your response to comment 6 from our letter dated November 12, 2014 and the revisions to your dilution calculation. As we are unable to recalculate the percentages included within the "Dilution to New Shareholders (%)" line item, please either recompute these figures or remove this line item from your dilution table.

Management's Discussion and Analysis or Plan of Operation, page 27

4. We have reviewed your response to comment 8 of our letter dated November 12, 2014. Your disclosures continue to reflect the development and future offering of software applications for vendors, which indicates that you will not only be a retailer of wearable devices but a software developer that enables manufacturers and other retailers to sell competing products online. Please revise your disclosure to remove all references to your development of software as it appears that you only removed the examples we provided in our prior comment.

Business, page 34

Market Overview, page 34

5. We have reviewed the copy of the Business Insider article that you included as Exhibit 1 to your response letter. However, we note that the article contained a small portion of the statistics and data you include in your disclosures. Where you have included third-party sources for statistical, qualitative and comparative statements contained in your prospectus, please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Andrew Blume, Staff Accountant, at 202.551.3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director